Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

Sprott Asset Management LP, Manager of Sprott Physical Gold Trust

We consent to the inclusion in this annual report on Form 40-F of:

•                       our Report of Independent Registered Public Accounting Firm dated March 23, 2017 addressed to the unitholders of Sprott Physical Gold Trust (the “Trust”), on the financial statements of the Trust comprising the statement of financial position of the Trust as at December 31, 2016, the statements of comprehensive income (loss), changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information; and

•                       our Report of Independent Registered Public Accounting Firm dated March 23, 2017 on the Trust’s internal control over financial reporting as of December 31, 2016,

each of which is contained in this annual report on Form 40-F of the Trust for the fiscal year ended December 31, 2016.

We also consent to the incorporation by reference in the Registration Statement No. 333-211508 on Form F-10 of Sprott Physical Gold Trust.

Chartered Professional Accountants, Licensed Public Accountants
March 23, 2017
Toronto, Canada